UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-33718

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K          ☐          Form 11-K           ☐          Form 20-F          ☐          Form 10-Q

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F

☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________

Part I - Registrant Information

Full Name of Registrant: Bioheart, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 13794 NW 4th Street, Suite 212

City, State and Zip Code: Sunrise, Florida 33325

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is filing this Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2011 because it needs additional time to prepare the necessary disclosures regarding its Business, Risk Factors, Management’s Discussion and Analysis of Financial Condition and Results of Operations. Accordingly, the Registrant is not able to file its Annual Report on Form 10-K for the year ended December 31, 2011 in a timely manner without unreasonable effort or expense.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification:

Mike Tomas	(954)	835-1500
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒          Yes           ☐          No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☐          Yes           ☒          No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bioheart, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2012

By: /s/ Mike Tomas

Name: Mike Tomas

Title: Chief Executive Officer